Contact

www.linkedin.com/in/bastiaan-bas-van-gent (LinkedIn)
www.globalpeoplesmedia.com (Company)
www.hustlepay.me (Company)

Top Skills

Information Technology

Open Minded

English

Languages

German

Dutch

English

Honors-Awards

Honorable Medal

Publications

Global Peoples Media

Bastiaan " Bas" van Gent

Shakespeare Fan - Serial Entrepreneur
Mountain View, California, United States

Summary

William Shakespeare Winter's Tale : " The Golden Age is before us, not behind us"

Bas Van Gent is a serial entrepreneur and was before a COO/ CFO level senior executive and entrepreneur with over 30 years of international experience in multinationals and high growth companies across a range of industries from oil & gas/real estate to banking & finance. This includes M&A, infrastructure, international joint marketing and financial ventures, as well as tax and financial structuring. He has demonstrated hands-on experience in business leadership and collaboration with Boards of Directors, and ownership holding entities in the USA, Hong Kong, mainland China, the EU, as well as with government and industry partnerships in Africa, Europe and the USA. "Bas" has an established record of success in significantly increasing enterprise value. He is focused on creating new fiscal and financial structures to maximize profits, cash flow forecasts, and asset and business valuations and is an expert in buyouts, and joint ventures. "He has the ability to see things even specialist in the field couldn't think of , very extra ordinary "

"We are such stuff as dreams are made on " William Shakespeare

"Be not afraid of greatness. Some are born great, some achieve greatness, and some have greatness thrust upon 'em." (Sounds like Confucius)

" To Be Rich , or not To Be Rich " HustlePay

" Everything you can imagine , is real " (Picasso)

"No one is perfect, but by learning from your mistakes you are on the right track" Bastiaan

_____

Experience

HustlePay Inc
Founder
January 2022 - Present (2 years 6 months)
Wyoming, United States

Creative solutions to make life easier for everyone

EUCNC
Senior Consultant
January 2005 - Present (19 years 6 months)
Beijing

Artefficient Intelligence Inc
Founder
July 2020 - Present (4 years)
California, United States

Expanding the business in Global Art

" imagination and fantasy goes hand in hand" Bas van Gent

Global Peoples Media
Founder
January 2008 - Present (16 years 6 months)
Hong Kong

GPM is a small media group with BIG dreams
We ride on the shoulders of giants like China Central Television
and aim to unite people far and wide through the love of moving pictures

---

Education

International Open University of Humanity Health Science and Peace
Doctor of Philosophy - PhD (Honoris Causa), Humanity